Copa Airlines Signs Leases for Ten New 737-800 Aircraft

PANAMA CITY, Nov. 17, 2010 /PRNewswire/ -- Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA), today announced that it has signed lease agreement for ten Boeing 737-800 airplanes, five for delivery in 2011 and five during 2012.  Including these leases, Copa Airlines now has firm orders and delivery commitments for 33 aircraft, all of which are Boeing 737-800s.

"With these new leases we will bolster our 2011 and 2012 network expansion plans, taking the opportunity to strengthen even more our regional hub leadership," said Pedro Heilbron, CEO of Copa Airlines.  "This capacity ramp up coincides with the expected conclusion of Panama's Tocumen airport expansion, which will increase our airport capacity by more than 50% by mid-2011."

These new airplanes will be outfitted with Boeing's signature "Sky Interior" featuring new 787-style modern sculpted sidewalls and window reveals that provide passengers with a greater connection to the flying experience.  They will also benefit from performance enhancements expected to result in a 2 percent reduction in fuel consumption through a combination of airframe and engine improvements.

The Next-Generation 737 is the newest and most technologically advanced airplane in its class. It flies higher, faster and farther than previous models and competitors. In addition, its flight deck features the latest liquid-crystal flat-panel displays and is designed to accommodate new communications and flight-management capabilities.

The lease agreements for the ten aircraft were closed with three leasing companies, namely: GE Capital Aviation Services (GECAS, 5 units), BOC Aviation (3 units) and Aviation Capital Group (ACG, 2 units).

About Copa Holdings

Copa Holdings, through its Copa Airlines and Copa Airlines Colombia operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.   In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Copa Airlines Colombia provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Copa Colombia has international flights from Colombia to Caracas, Guayaquil, Quito and Mexico City. For more information, visit www.copaair.com.

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CONTACT:  Patricia Roquebert – Panama, +011-507-304-2672